UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 15, 2022

Commission File Number: 001-40377

Valneva SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information contained in this Report

Sales Agreement

On August 12, 2022, Valneva SE (the “Company”) entered into an Open Market Sale Agreement (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) with respect to an equity offering program (the “Offering”) under which the Company may offer and sell American Depositary Shares (“ADS”), each ADS representing two ordinary shares, from time to time, through Jefferies as its sales agent. Pursuant to the Sales Agreement and the prospectus contained in the registration statement on Form F-3 described below, the Company may offer and sell ADSs having an aggregate offering price of up to $75.0 million (subject to French regulatory limits).

The issuance and sale, if any, of the ADSs by the Company under the Sales Agreement will be made pursuant to the Company’s registration statement on Form F-3 (Registration Statement No. 333-266839), once declared effective by the Securities and Exchange Commission.

Sales of the Company’s ADSs, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), from time to time. Jefferies is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, consistent with Jefferies’ normal sales and trading practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. Sales may also be conducted, with the Company’s consent, in negotiated transactions.

The Company will pay Jefferies a commission equal to three percent (3.0%) of the gross sales price per ADS sold through Jefferies under the Sales Agreement and also has agreed to provide indemnification and contribution to Jefferies with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company is not obligated to make any sales of ADSs pursuant to the Sales Agreement. The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ADSs subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. Each of the Company and Jefferies may terminate the Sales Agreement at any time upon ten trading days’ prior notice.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference. A copy of the legal opinion of Hogan Lovells (Paris) LLP, the Company’s French counsel, relating to the legality of the issuance of the ordinary shares underlying the ADSs to be sold in the Offering is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

The Company issued a press release announcing the establishment of the Offering on August 12, 2022. A copy of the press release is being furnished as Exhibit 99.1 to this Report on Form 6-K.

Material Agreements and Amendments

On June 15, 2022, the Company announced that it entered into a settlement agreement with the Government of the United Kingdom in relation to the termination of the supply agreement for the Company's COVID-19 vaccine candidate, VLA2001. A copy of the settlement agreement is attached hereto as Exhibit 10.1.

The Company amended the Credit Agreement by and between Valneva SE, Valneva Austria GmbH, the Lenders party thereto and Wilmington Trust, National Association on January 3, 2022 and April 25, 2022. Copies of these amendments are attached hereto as Exhibits 10.2 and 10.3, respectively.

On August 1, 2022, the Company announced confirmation of the signing of an amendment to its Advance Purchase Agreement with the European Commission. A copy of the amendment is attached hereto as Exhibit 10.4

The Company amended the Research Collaboration and License Agreement by and between Valneva Austria GmbH and Pfizer Inc. on July 14, 2021, November 10, 2021 and June 19, 2022. Copies of these amendments are attached hereto as Exhibits 10.5, 10.6 and 10.7 respectively.

Incorporation by Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-266839) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description

1.1	Sales Agreement, dated as of August 12, 2022, by and between Valneva SE and Jefferies LLC.

5.1	Opinion of Hogan Lovells (Paris) LLP.

10.1	Settlement Agreement dated June 15, 2022, by and between Valneva Austria GmbH, Valneva SE, The Secretary of State for Business, Energy and Industrial Strategy and the Secretary of State for Health and Social Care

10.2	Fourth Amendment to Credit Agreement dated January 3, 2022, by and between Valneva Austria GmbH, the Lenders party thereto and Wilmington Trust, National Association

10.3	Fifth Amendment to Credit Agreement dated April 25, 2022 by and between Valneva SE, Valneva Austria GmbH, the Lenders party thereto and Wilmington Trust, National Association

10.4	Amendment to the Advanced Purchase Agreement dated August 1, 2022, by and between Valneva Austria GmbH and the European Commission

10.5	Amendment No. 1 to Research Collaboration and License Agreement dated July 14, 2021, by and between Valneva Austria GmbH and Pfizer Inc.

10.6	Amendment No. 2 to Research Collaboration and License Agreement dated November 10, 2021, by and between Valneva Austria GmbH and Pfizer Inc.

10.7	Amendment No. 3 to Research Collaboration and License Agreement dated June 19, 2022, by and between Valneva Austria GmbH and Pfizer Inc.

23.1	Consent of Hogan Lovells (Paris) LLP (included in Exhibit 5.1).

99.1	Press Release of Valneva SE, dated August 15, 2022, furnished herewith.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Valneva SE

Date: August 15, 2022	By:	/s/ Thomas Lingelbach
	Name:	Thomas Lingelbach
	Title:	Chief Financial Officer